Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

December 18, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Amber Group, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed October 20, 2014
File No. 333-199478

Dear: Barbara C. Jacobs

In response to your letter dated November 14, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

It appears from your current disclosure that you have not taken any concrete steps to implement your business plan and have no revenues, no plans for raising additional financing, limited operations, no products or services and no dedicated full-time or part-time employees other than your sole officer and director. We also note that your stock is likely to be penny stock. Therefore, it appears that you may be a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or tell us why you believe that you are not a blank check company. For guidance, see SEC Release No. 33-6932 and Interpretation 616.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to this comment we referred Rule 419(a)(2) of Regulation C, which defines a blank check company as a company that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. While we are a development stage company, the company is not a blank check company because:

     -    It has its own specific operational business plan,
     - Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;
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     -    We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;
     - Our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date;
     - The fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus.

We have taken following concrete steps to implement our business plan: registered domain www.Amber-touristguides.com and launched testing version of our website. We have created profile on Facebook, Twitter, Google +.

We have executed agreement with Strendzers for marketing purposes and have executed contracts with local guides.

Also our director has agreed to lend us funds to pay for our reporting obligations and for business expenses until we raise funds from this offering.

COMMENT: 2

You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have had limited operations to date and have no assets. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Response: We have added following disclosure:

We are considered a "shell company" under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as our inability to register our securities on Form S-8 (an abbreviated registration process). Accordingly, investors should consider our shares to be significantly risky and illiquid investments.

Also we have added following risk factor:

Because we are currently considered a "shell company" within the meaning or Rule 12b-2 pursuant to the Securities Exchange Act of 1934, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

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We are, currently, considered a "shell company" within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

As a result of our classification as a "shell company", our investors are not allowed to rely on the "safe harbor" provisions of Rule 144 promulgated pursuant to the Securities Act of 1933 so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a "shell company." Additionally, as a result of our classification as a shell company:

Investors should consider shares of our common stock to be significantly risky and illiquid investments

We may not register our securities on Form S-8 (an abbreviated form of registration statement) Our ability to attract additional funding to sustain our operations may be limited significantly We can provide no assurance or guarantee that we will cease to be a "shell company" and, accordingly, we can provide no assurance or guarantee that there will be a liquid market for our shares. Accordingly, investors may not be able to sell our shares and lose their investments in the Company.

PROSPECTUS SUMMARY
GENERAL INFORMATION ABOUT THE COMPANY, PAGE 3

COMMENT: 3

It appears that your operations have been limited to date, that you have no existing product or service and that you are not currently marketing any product or service. Please revise to describe the current status of your business operations, carefully distinguishing actual accomplishments from your plans. For example, please revise your statement that Amber Group is a marketplace of tours for travelers by local experts to clarify that the Amber Group marketplace does not yet exist. Ensure that you consistently and precisely describe your intended business throughout your prospectus.

Response: We have revised our prospectus to describe the current status of our business operations.

COMMENT: 4

To the extent the products and services you hope to provide are not yet developed, describe the status of your developmental efforts, any potential difficulties that may preclude you from completing the development of your proposed offering and the expected costs of development. Include a more detailed discussion in your business section.

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Response: We have added following discussion : To date we incorporated the company, prepared a business plan and executed agreement with Strend<158>ers for marketing purposes and executed contract with tour guide. We have registered domain www.Amber-touristguides.com and started to work on development of our website. We have created profile on Facebook, Twitter, Google+. Our sole director Vadims Furss will be in charge of implementing our Plan of Operation and our offering. The successful development of our business plan depends on our ability to raise funds from this offering. There is no guarantee that we are able to raise funds from this offering.

COMMENT: 5

We note that Mr. Furss intends to offer shares of the company's common stock to his friends, family members and business associates. Please revise to state whether these offers will be made in the United States, and if not, where they will be made.

Response: We have revised to state that Mr.Furss will not offer shares of the company's common stock in USA. Mr. Furss intends to offer shares of the company's common stock to his friends, family members and business associates in Europe.

RISK FACTORS, PAGE 6

COMMENT: 6

Please clarify whether Mr. Furss resides outside of the United States. If he does reside outside of the United States, add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Furss or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Furss.

Response: We have clarified that Mr. Furss resides outside of the United States.

We have added risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Furss or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Furss.

COMMENT: 7

We note that Mr. Furss worked as a director at Lens Staffing Agency and a sales manager at Telegroup Ukraine. Please tell us whether Mr. Furss has experience in the online travel industry, including the technical expertise necessary to design and operate your planned web platform. If Mr. Furss lacks this experience or expertise, please add a risk factor that discusses resulting risks to your company and its investors.

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Response: We have added a risk factor stating that Mr. Furss has no experience in the online travel industry, including the technical expertise necessary to design and operate our planned web platform. Mr. Furss lacks this experience or expertise will pose risks to our company and its investors.

COMMENT: 8

Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have less than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act.

Response: We have added a risk factor in our prospectus.

RISKS ASSOCIATED TO OUR BUSINESS
WE ARE SOLELY DEPENDENT UPON THE FUNDS TO BE RAISED IN THIS OFFERING ..., PAGE 6

COMMENT: 9

We note that that the full proceeds of this offering may not be enough to achieve sufficient revenue or profitable operations. Please revise to alert investors to the minimum additional capital necessary to fund planned operations for a 12-month period.

Response: We have revised our risk factor.

WE WILL DEPEND ON OUR INTERNATIONAL OPERATIONS..., PAGE 8

COMMENT: 10

Please revise the caption and body of this risk factor to clarify that you have had limited operations to date.

Response: We have revised the caption and body of this risk factor to clarify that we have had limited operations to date.

BECAUSE OUR CURRENT PRESIDENT HAS OTHER BUSINESS INTERESTS ..., PAGE 8

COMMENT: 11

Please revise this risk factor to address whether Mr. Furss' outside employment creates a material risk of conflicts of interest with the company, and if so, how such conflicts will be resolved.

Response: We have revised this risk factor.

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INVESTORS CANNOT WITHDRAW FUNDS ONCE THEIR SUBSCRIPTION AGREEMENTS ARE ACCEPTED
...., PAGE 8

COMMENT: 12

Please file a form of the subscription agreement as an exhibit to your filing. See Item 601(b)(4) of Regulation S-K. Additionally, please advise us of the name and location of the bank where you have your corporate bank account and tell us who will be reviewing the subscription agreements.

Response: We have filed a form of the subscription agreement as an exhibit to our filing. Our bank is Hellenic Bank, located at 200 Corner Athalassas & Lemesos Ave. 2025 Strovolos Nicosia, Cyprus. Our president Vadims Furss will be reviewing the subscription agreements.

OUR BUSINESS AND GROWTH WILL SUFFER IF WE ARE UNABLE TO FIND ..., PAGE 9

COMMENT: 13

Please clarify whether the local guides will be employees or independent contractors of your company here and in the appropriate portion of your business section. Additionally, please include a risk factor that discusses the risks to your company and its shareholders from your use of local guides. In this regard, please discuss whether you believe you will be liable for the actions of local guides during guided tours.

Response: We have clarified that the local guides will be independent contractors. We have added a risk factor that discusses the risks to our company and its shareholders from your use of local guides. We do not believe that we will be liable for the actions of local guides during guided tours. The Amber Group Inc. will solely acts as facilitator and agent for the contract between the guest and the chosen tour guide. Therefore, we will not liable for the rendering of services or for any damage inflicted on persons or property in connection with the tour.

CONSUMERS MAY NOT ACCEPT OUR WEBSITE AS A VALUABLE COMMERCIAL TOOL ..., PAGE 10

COMMENT: 14

Please revise this risk factor to clarify that you do not have a developed website. Additionally, please revise any other disclosure throughout your prospectus that may suggest to investors that you have developed products or services.

Response: We have revised this risk factor and our prospectus to clarify that we have only testing version of our web site. We do not have a fully developed website yet. Additionally, we have revised any other disclosure throughout our prospectus that may suggest to investors that we have developed products or services.

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RISKS ASSOCIATED WITH THIS OFFERING
WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE ..., PAGE 13

COMMENT: 15

Please clarify whether Mr. Furss has agreed to loan funds to the company to cover future SEC reporting and compliance costs. Additionally, since this risk factor focuses on SEC reporting and compliance costs, please move your discussion of Mr. Furss' loan to the company to complete the registration process to an appropriate section of the prospectus.

Response: Mr. Furss has agreed to loan funds to the company to cover future SEC reporting and compliance costs. Additionally, we have moved our discussion of Mr. Furss' loan to an Use of Proceeds, page 14 section of the our prospectus.

WE WILL NOT BE REQUIRED TO COMPLY WITH CERTAIN PROVISIONS..., PAGE 14

COMMENT: 16

Please revise the second paragraph of this risk factor to clarify that you will be exempt from the auditor attestation requirement concerning management's report on the effectiveness of internal control over financial reporting for so long as you remain a smaller reporting company.

Response: We have revised this risk factor.

USE OF PROCEEDS, PAGE 14

COMMENT: 17

Please clarify here whether Mr. Furss has agreed to loan you funds to implement your business plan and maintain your reporting status and quotation on the OTCBB.

Response: Mr. Furss has agreed to loan us funds to implement our business plan and maintain our reporting status and quotation on the OTCBB until we raise funds from this offering.

INFORMATION WITH RESPECT TO THE REGISTRANT, PAGE 19

COMMENT: 18

Please revise this section to discuss the countries or regions where you intend to offer your guided tours.

Response: We have revised to clarify that we intend to offer our guided tours in Europe and North America.

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DESCRIPTION OF PROPERTY
OFFICES, PAGE 21

COMMENT: 19

We note that you currently list the address of your agent for service as the address of your principal executive office and that you intend to establish an office elsewhere. Please revise to clarify from where you intend to conduct your operations. To the extent you intend to operate the company outside of the United States, please revise your disclosure throughout the registration statement to disclose this fact and consider adding a risk factor discussion.

Response: We have clarified that we intend to conduct operation from outside USA. We have revised our disclosure throughout the registration statement to disclose this fact and added a risk factor discussion.

SIGNATURES, PAGE II-5

COMMENT: 20

Please conform the text under this heading to that set forth in Form S-1. See Signatures to Form S-1.

Response: We have conformed the text.

Please direct any further comments or questions you may have to the company's attorney:

Frederick C. Bauman, Esq.
Bauman & Associates Law Firm
5595 Egan Crest Dr.
Las Vegas ,Nevada 89131
Tel: (702)533-8372

Thank you.

Sincerely,


/s/ Vadims Furss
---------------------------
Vadims Furss

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